UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 18, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

St. Laurent, Québec H4M 2X5

2.	Date of Material Change

November 18, 2014.

3.	News Release

Intertape Polymer Group Inc. (“Intertape”) issued a press release with respect to the material change described below on November 18, 2014 via Marketwired.

4.	Summary of Material Change

Intertape Polymer Group Inc. (“Intertape” or the “Company”) has entered into a new 5-year US$300 million Revolving Credit Facility pursuant to a credit agreement with a syndicated lending group led by Wells Fargo Bank, National Association, as Administrative Agent, and Bank of America, N.A., as Syndication Agent, replacing the Company’s existing US$200 million Asset-Based Loan due to mature in February 2017.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Intertape has entered into a new 5-year US$300 million Revolving Credit Facility pursuant to a credit agreement with a syndicated lending group led by Wells Fargo Bank, National Association, as Administrative Agent, and Bank of America, N.A., as Syndication Agent, replacing the Company’s existing US$200 million Asset-Based Loan due to mature in February 2017.

The new credit agreement includes an incremental accordion feature of US$150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms) if needed. The new facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread, which is less than the existing Asset-Based Loan and mortgage debt. The Company expects to use the new Revolving Credit Facility to refinance a majority portion of its existing debt and to finance its capital expenditures, dividends, share repurchases, acquisitions, working capital, and for other general corporate purposes.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Gregory Yull, President and Chief Executive Officer of Intertape. Mr. Yull can be reached at (866) 202-4713.

9.	Date of Report

November 18, 2014.